EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

November 22, 2006

TSX Venture Exchange: EMR
OTC Bulletin Board:  EGMCF
U.S. 20-F Registration:  000-51411
Frankfurt Stock Exchange:  EML

EMGOLD GRANTS STOCK OPTIONS

Emgold Mining Corporation. (EMR-TSX Venture) (the “Company”) has granted a total of 820,000 incentive stock options to directors, officers and employees, exercisable over a five-year period expiring November 22, 2011, at a price of $0.29 per share, being the closing price of the Company's shares on the TSX Venture Exchange on November 22, 2006.  The options were issued in accordance with the Company’s stock option plan originally approved and adopted by the Company’s shareholders on June 8, 2005.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.